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                        [BCSB Bankcorp, Inc. Letterhead]





                                  July 9, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      BCSB Bankcorp, Inc.
                  Item 4.02 Form 8-K
                  Filed July 5, 2007
                  File No.  000-24589

Ladies and Gentlemen:

         On behalf of BCSB Bankcorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated July 6, 2007, with respect to the Company's Form 8-K filed on July 5, 2007 (the "Form 10-8-K"). The staff's comments and the Company's responses are set forth below.

COMMENT 1.                  We note you intend to file restated financial
                            statements. Please tell us how, and when, you will file them.

RESPONSE TO COMMENT 1.      We intend to file restated financial statements on
                            Form 10-K/A for the year ended September 30, 2006 and Forms 10-Q/A for the quarters ended December 31, 2006 and 2007 via EDGAR. We have submitted a pre-clearance request dated July 9, 2007 to the Office of Chief Accountant regarding the appropriate disclosures regarding the restatement and we expect to file the amended Forms 10-K and 10-Q shortly after receiving a response regarding our pre-clearance request.

COMMENT 2.                  We note that you intend to file amended Quarterly
                            Reports on Form 10-Q for the quarters ended December
                            31, 2006 and March 31, 2007 to present restated financial statements for the interim periods covered by those periodic reports. Please tell us how you intend to present restated financial statements for each of the quarters ended June 30 that you disclose should no longer be relied upon.


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Securities and Exchange Commission
July 9, 2007
Page 2



RESPONSE TO COMMENT 2.      Our intentions regarding the presentation of the
                            restated financial statements for the quarters that are not included in the Forms 10-Q/A for the quarters ended December 31, 2006 and March 31, 2007 are discussed in our pre-clearance request dated
                            July 9, 2007. Our disclosures will be determined based upon the response to our pre-clearance request.

                                   * * * * * *

         Please direct any further comments or questions to the undersigned at
(410) 256-5000.

                                           Very truly yours,

                                           /s/ Bonnie M. Klein

                                           Bonnie M. Klein
                                           Vice President and Treasurer


cc:   Mr. Hugh West
      Mr. William J. Schroeder
        Securities and Exchange Commission
      Gary R. Bronstein, Esq.
      Joel E. Rappoport, Esq.
        Muldoon Murphy & Aguggia LLP
      Mr. Conor Quinn
        Stegman & Company Professional Association